Filed pursuant to Rule 433
Registration Statement No. 333-180300-03
April 7, 2015
April 6, 2015 For more information, please contact us: Phone: 212-538-7333 E-mail: ETN.Desk@credit-suisse.com Website: www.credit-suisse.com/etn

Exchange Traded Notes Performance Update

Exchange Ticker (IV Ticker1)	Name	Underlying Index	Annual Investor Fee[2]	Inception Date	1-Year Total Return[3]
Alternative Beta:
CSLS (^CSLS-IV)	Long/Short Equity Index ETN	Credit Suisse Long/Short Liquid Index (Net)	0.45%	February 19, 2010	8.80%
CSMA (^CSMA-IV)	Merger Arbitrage Index ETN	Credit Suisse Merger Arbitrage Liquid Index (Net)	0.55%	October 1, 2010	-6.78%
CSMB (^CSMB-IV)	Leveraged Merger Arbitrage Index ETN	Credit Suisse Merger Arbitrage Liquid Index (Net) (Leveraged basis)	0.55%	March 7, 2011	-13.72%
CSMN (^CSMN-IV)	Market Neutral Equity ETN	HS Market Neutral Index Powered by HOLTTM	1.05%	September 20, 2011	-8.65%
Variable Coupon[4]:
MLPN (^MLPN-IV)	Equal-Weight MLP Index ETN	Cushing® 30 MLP Index	0.85%	April 13, 2010	-0.47%
GLDI (^GLDI-IV)	Gold Shares Covered Call Index ETN	Credit Suisse NASDAQ Gold FLOWSTM 103 Index	0.65%	January 28, 2013	-5.43%
SLVO (^SLVO-IV)	Silver Shares Covered Call Index ETN	Credit Suisse NASDAQ Silver FLOWSTM 106 Index	0.65%	April 16, 2013	-14.40%
Commodities:
CSCB (^CSCB-IV)	Commodity Benchmark ETN	Credit Suisse Commodity Benchmark Index TR	0.65%	June 11, 2013	-34.99%
CSCR (^CSCR-IV)	Commodity Rotation ETN	Credit Suisse Backwardation Index TR	0.85%	June 11, 2013	-25.96%

1. IV ticker symbol on Yahoo! Finance.
2. The Annual Investor Fee does not include any fees, charges or any other costs, as applicable, in connection with: redemptions at the option of the holder; leverage; or stock borrow activities; or any other transactional costs in connection with implementing the index methodology.  In addition, because of daily compounding, the actual investor fee realized may exceed the stated amount. Please see the applicable pricing supplement for disclosure of fees, charges or any other costs relating to the particular ETNs.
3. Total Return is based on the change in the indicative value of the ETN from 3/31/14 to 3/31/15 plus any coupon payments, if applicable, paid to holders of the ETN during that period. Source: Bloomberg.
4. The amount of any relevant coupon payment will vary and could be zero.

Selected Investment Considerations

An investment in ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with ETNs. For further information regarding risks related to the ETNs, please see the section entitled "Risk Factors" in the applicable pricing supplement.

The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the applicable Index. Furthermore, the return at maturity or upon repurchase will be reduced by any fees and charges associated with the ETNs and the relevant Index. Therefore, in order to have a positive return on your investment, the level of the underlying index must increase by an amount sufficient to offset the applicable fees and charges.

You will not receive fixed periodic interest payments on any ETN. Certain ETNs may provide for the payment of periodic coupons. The amount of any such coupon payment will vary and could be zero.

Although the return on the ETNs will be based on the performance of the applicable Index, the payment of any amount due on the ETNs, including any payment upon redemption, acceleration or at maturity, and coupon payments (if any) is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse's ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market's view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

The ETNs are not a direct or indirect investment in any of the underlying indices or any components thereof, and there is no assurance that the strategy on which the underlying indices is based will be successful. We expect that investors will purchase and sell the ETNs primarily in the secondary market through the exchange on which such ETNs are listed. We have no obligation to maintain any listing on any exchange, and may delist the ETNs at any time.

The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the corresponding ETNs.

We have the right to repurchase or accelerate the ETNs, as applicable, during the term of the ETNs. The amount you may receive upon a repurchase or acceleration by Credit Suisse, as applicable, may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

Pricing Supplements and Addendums

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015 that Credit Suisse has filed with the SEC to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

The relevant Pricing Supplement and Pricing Supplement Addendum, as applicable, for each ETN can be obtained at the following links:

CSLS: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSLS
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSLS

CSMA: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSMA
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSMA

CSMB: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSMB
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSMB

CSMN:https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSMN
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSMN

MLPN:https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=MLPN
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=MLPN

GLDI: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=GLDI
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=GLDI

SLVO: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=SLVO
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=SLVO

CSCB:https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSCB
Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSCB

CSCR:https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSCR

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